UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004.

Commission File Number: 001-31221

Total number of pages: 7

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Press release dated November 30, 2004 regarding agreement on i-mode between NTT DoCoMo and mm O2 plc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: November 30, 2004	By:	/s/ WATARU KAGAWA
Wataru Kagawa
Head of Investor Relations

For Immediate Release

mmO2 AND NTT DoCoMo ANNOUNCE AGREEMENT ON i-mode

London, UK, 29 November 2004 and Tokyo, Japan, 30 November 2004 —

mmO2 plc, a leading European mobile operator, and NTT DoCoMo, Inc., Japan’s largest mobile communications provider, today signed a long-term strategic agreement under which O2 will launch the i-mode mobile internet service in the UK, Germany and Ireland. This partnership will complement O2’s existing expertise in data services with DoCoMo’s experience in non-sms data and its extensive research and development capabilities. Customers will benefit from easy to use services, rich content applications and messaging across a range of advanced handsets.

Under the terms of the agreement, O2 is licensed by DoCoMo to offer the i-mode capability to the 22 million customers of its 2/2.5G and 3G mobile communications networks. Already the world’s most popular mobile internet platform with more than 45 million subscribers using over 6,100 official content sites in 10 countries and regions, i-mode will be available on an extensive selection of advanced multimedia handsets and devices from major Asian, European and US manufacturers. These currently include NEC, Panasonic, Siemens, Motorola and Samsung, amongst others.

O2 UK and O2 Ireland will have exclusive use of i-mode branding and technology in their respective markets. In Germany, O2 will launch the service based on i-mode technology under its own brand. In addition to its 800 retail outlets in the three countries, mmO2 has the right to sell the i-mode service and handsets through its existing independent retail channels.

Peter Erskine, chief executive officer of mmO2 plc, said: “Following the recent success of i-mode elsewhere in Europe and its growing subscriber base, we have conducted a thorough evaluation of the opportunities offered by licensing this technology. Of particular significance is the ARPU increase experienced by other i-mode licencees – largely driven by the combination of an intuitive, easy to use interface with an impressive selection of handsets and a wide-ranging content library.

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“O2 remains focused on delivering the best possible service to our customers. I look forward to a highly productive partnership with DoCoMo – marrying O2’s skills in brand, customer insight and data services with DoCoMo’s considerable research and development capabilities and strong relationships with both device and application/content providers.”

This agreement builds on O2’s market-leading position in the provision of mobile messaging and content services. With one in three text messages in the UK sent across the O2 network and Europe’s most successful online mobile operation, nearly 22 per cent of the group’s service revenues now derive from data. The addition of the i-mode capability to O2’s service portfolio in the medium term will complement the highly successful O2 Active WAP portal which now has well over 3 million customers and represents more than 50 per cent of UK mobile internet traffic.

i-mode provides access to a comprehensive range of mobile content, covering everything from 3D-based games to online shopping. It also offers e-mail, video clips of movies and sports, real-time streaming, online banking, ticket reservations and even restaurant advice. i-mode will enable O2 to build on its existing strengths in content, music, messaging and other data services to develop a wider portfolio tailored for its UK, German and Irish customers.

O2 plans to introduce i-mode in the UK and Ireland during the second half of 2005. In Germany, the service will be offered from Spring 2006, allowing sufficient time to develop handsets based on i-mode technology that will incorporate O2 Germany’s Genion HomeZone product.

NTT DoCoMo president and chief executive officer, Masao Nakamura, commented: “I am very pleased to initiate a partnership with mmO2, a leading provider of mobile services. This new collaboration will certainly drive further expansion of i-mode in the global arena.”

The agreement with mmO2 marks DoCoMo’s eleventh partnership for the i-mode service. mmO2 joins an international base that includes: E-Plus Mobilfunk GmbH & Co. KG (Germany), KPN Mobile N.V. (Netherlands), Far EasTone Telecommunications (Taiwan), BASE N.V./S.A (Belgium), Bouygues Telecom S.A. (France), Telefonica Moviles Espana (Spain), Wind Telecomunicazioni SpA (Italy), COSMOTE Mobile Telecommunications S.A (Greece), and Telstra Corporation Limited (Australia) and Cellcom Israel (Israel).

-ends-

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mmO2

mmO2 has 100% ownership of mobile network operators in three countries – the UK, Germany and Ireland – as well as a leading mobile Internet portal business. All of these businesses are branded as ‘O2’. The company is a founding member of Starmap Mobile Alliance, has operations on the Isle of Man (Manx Telecom) and owns mmO2 Airwave – an advanced, digital emergency communications service. In addition, mmO2 has established the Tesco Mobile and Tchibo Mobilfunk joint venture businesses in the UK and Germany respectively.

mmO2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony (“3G”) licences in the UK, Ireland and Germany.

mmO2 has more than 22 million customers and some 13,000 employees. It reported revenues for the year ended 31 March 2004 of £5.646 billion. Data represented nearly 22% of total service revenues in the quarter ending 30 September 2004.

‘O2’ is a trade mark of the mmO2 Group protected by registration in many countries throughout the world.

NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company, serving more than 48 million customers. The company offers a wide variety of leading-edge mobile multimedia services, including i-mode®, which provides e-mail and internet access to over 42 million subscribers as the world’s most popular mobile internet service, and FOMA®, launched in 2001 as the world’s first 3G mobile service based on W-CDMA. In addition to wholly owned subsidiaries in Europe and North America, the company is expanding its global reach through strategic alliances with mobile and multimedia service providers in Asia-Pacific, Europe and North America. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM), and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com

i-mode, FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

NTT DoCoMo’s FOMA service is only available to subscribers in Japan.

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mmO2 Contacts:

Richard Poston	David Nicholas
Director, Corporate Affairs	Director of Communications
mmO2 plc	mmO2 plc
richard.poston@o2.com	david.nicholas@o2.com
t: +44 (0)1753 628039	t: +44 (0)771 575 9176

Simon Gordon
Press Relations Manager
mmO2 plc
simon.gordon@o2.com
t: +44 (0)771 007 0698

mmO2 press office: +44 (0)1753 628402

NTT DoCoMo Contacts:

Masanori Goto or Eijun Tanaka	Yuichiro Pat Kuwahata
International PR	Executive Director
Public Relations Department	Public Relations
NTT DoCoMo, Inc.	DoCoMo Europe Limited
t : +81-3-5156-1366	t: +44 (0)20 7659 7411
f : +81-3-5501-3408	f: +44 (0)20 7629 7770
press_dcm@nttdocomo.com	kuwahata@docomo-europe.com

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